August 6, 2025

Alfredo Papadakis
Chief Executive Officer
Green Rain Energy Holdings Inc.
8549 Wilshire Blvd., Suite 1216
Beverly Hills, CA 90211

       Re: Green Rain Energy Holdings Inc.
           Amendment No. 11 to Offering Statement on Form 1-A
           Filed July 23, 2025
           File No. 024-12568
Dear Alfredo Papadakis:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 18, 2025 letter.

Amendment No. 11 to Offering Statement on Form 1-A
Statement of Stockholders' Equity, Unaudited, page F-5

1. We note your response to prior comment 3. Please revise to only present statements of
       stockholders    equity for the fiscal years ended December 31, 2023 and
2024.
Earnings (Net Loss) Per Share Calculations, page F-6

2. We note your response to prior comment 4. Please revise to also present the calculation of loss per share for the fiscal year ended December 31, 2023.
Notes to Unaudited Financial Statements
Note 2. Summary of Significant Accounting Practices, page F-8

3. Please restore the accounting policy disclosures for property, plant, and equipment;
 August 6, 2025
Page 2

       fair value; and convertible notes that were included in your prior amendment.
       Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Dorrie Yale at 202-551-8776 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Peter Campitello